FOR IMMEDIATE RELEASE

CONTACT:

Leading Brands, Inc.
Tel: (604) 685-5200
Email: info@LBIX.com

LEADING BRANDS, INC. ANNOUNCES

Q1 Net Income: $0.10 per share
or $408,000, up 100%

EBITDAS: $853,000, up 42%

Results from June 30, 2010 AGM

Vancouver, Canada, July 1, 2010, Leading Brands, Inc. (NASDAQ: LBIX), North America’s only fully integrated healthy branded beverage company, announces results for the first quarter of its 2010 fiscal year, which ended May 31, 2010. All financial amounts are denominated in Canadian dollars.

Q1 net income was $408,000 ($0.10 per share), a 100% increase over net income of $202,000 ($0.05 per share) in Q1 of last year. The improvement in earnings is a consequence of increasing gross profit margin percentage driven both by operating efficiencies and improvements in the price of some key raw materials. Gross profit margin for the quarter was 50.3%, up from 39.0% in the same quarter last year.

Gross revenue for Q1 was $5,556,000, versus $5,899,000 last year, a decrease of 5.8% . The decline in revenues is directly attributable to the Company’s decision to no longer distribute its low margin food and some beverage products and instead focus on higher margin, fiscally sustainable, branded beverage sales. The Company ceased its food distribution business in mid-Q1 of fiscal 2009.

Discounts, rebates and slotting fees were $419,000, down from $490,000 in Q1 of the prior year. Non-cash stock based compensation expense for the quarter was $70,000. SG&A expenses were $1,758,000, up 15.4% from $1,524,000 the previous year, primarily due to increased sales, promotion and marketing activities behind the Company’s branded beverage products and higher foreign exchange cost. The Company also recorded non-cash income tax expense of $205,000 during the quarter.

As at quarter end, the Company had only 3,923,275 shares outstanding and cash and available credit totaling $3,800,000. EBITDAS for this quarter was $853,000, versus $600,000 in Q1 last year, an increase of $253,000 or 42%.

Pro-forma results for non-GAAP EBITDAS (earnings before interest, taxes, depreciation, amortization and stock based compensation) are determined as follows:

	Q1 2010	Q1 2009
Net Income	$408,000	$202,000

Add Back:
Depreciation and Amortization	$170,000	$181,000
Non-cash stock based compensation expense	$70,000	$72,000
Non-cash income tax expense	$205,000	$145,000

Total Add Backs	$445,000	$398,000

EBITDAS	$853,000	$600,000

The Company will, for at least the balance of this fiscal year, report EBITDAS as a measure of its ability to generate cash. Management views this as an important indicator because it eliminates three material items, depreciation and amortization, income tax expense and stock based compensation that do not consume the Company’s cash but are deducted in the calculation of net income. By way of example, the Company currently has several million dollars of Canadian tax shelter as well as other tax loss carry forwards and consequently will not pay income taxes for the foreseeable future. Also, in Q2 of this year, the Company will record a one time non-cash stock based compensation expense as it vests stock options to avoid the risk of ongoing volatility imposed upon their valuation by the variable pricing formula mandated under GAAP using the Black Scholes model. EBITDAS will provide a consistent measure of cash flow generation as the Company minimizes and brings forward the impact of non-cash stock based compensation expense.

The Company’s Annual and Special General Meeting was held on June 30, 2010. All motions put to the Meeting, being those described in the Notice of Meeting and supporting materials mailed on June 4, 2010, were passed with significantly greater percentages than required. Darryl Eddy and Ralph McRae were elected as directors of the Company for additional three year terms.

The votes on the resolution to set the number of directors at five and the resolution to approve the renewal, extension of and certain amendments to the Company’s Shareholder Rights Plan were both conducted by ballot. The result of the vote on the former resolution were: 85.44% for and 14.56% against. The vote on the latter resolution were 77.36% for and 22.64% against.

About Leading Brands, Inc.

Leading Brands, Inc. (NASDAQ:LBIX) is North America’s only fully integrated healthy beverage company. Leading Brands creates, designs, bottles, distributes and markets its own proprietary premium beverage brands such as TrueBlue® Blueberry Juice, LiteBlue® Blueberry Juice, PureBlue®, PureRed®, PureBlack® and PureWhite™ SuperJuices, BabyBlue® childrens’ superfruit blends and Caesar’s® Cocktails via its unique Integrated Distribution System (IDS)™ which involves the Company finding the best and most cost-effective route to market. The Company strives to use the best natural ingredients hence its mantra: Better Ingredients – Better Brands.

Non-GAAP Measures
Any non-GAAP financial measures referenced in this release do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers.

Forward Looking Statements
Certain information contained in this press release includes forward-looking statements. Words such as “believe”, “expect,” “will,” or comparable terms, are intended to identify forward-looking statements concerning the Company’s expectations, beliefs, intentions, plans, objectives, future events or performance and other developments. All forward-looking statements included in this press release are based on information available to the Company on the date hereof. Such statements speak only as of the date hereof. Important factors that could cause actual results to differ materially from the Company’s estimations and projections are disclosed in the Company’s securities filings and include, but are not limited to, the following: general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other risk factors described from time to time in securities reports filed by Leading Brands, Inc. For all such forward-looking statements, we claim the safe harbor for forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

Better Ingredients | Better Brands™

©2010 Leading Brands, Inc.

This news release is available at www.LBIX.com

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(table follows)

LEADING BRANDS, INC.
CONSOLIDATED STATEMENT OF INCOME
(UNAUDITED)

(EXPRESSED IN CANADIAN DOLLARS)	May 31	May 31
	2010	2009

Gross revenue	$5,555,680	$5,898,779
Less: Discounts, rebates and slotting fees	(419,298)	(489,716)
Net revenue	5,136,382	5,409,063

Expenses (Income)
Cost of sales	2,550,214	3,297,719
Selling, general and administration expenses	1,757,874	1,523,826
Depreciation and amortization	169,733	180,773
Interest expense	46,543	68,057
Loss on sale of assets	1,172	7,960
Other income	(2,286)	(179)
Foreign exchange gain	(406)	(17,013)
Total expenses	4,522,844	5,061,143

Net income before taxes	613,538	347,920
Income tax expense	205,314	145,446
Net income	408,224	202,474

Income per share
Basic and diluted	$0.10	$0.05

Weighted average number of shares outstanding - Basic and diluted	3,923,275	3,991,625